Exhibit 15.1
Consent of Independent Registered Public Accounting Firm
The Supervisory Board
QIAGEN N.V.:

We consent to the incorporation by reference in the registration statement (No. 333‑162052) on Form F-3 and the registration statements (Nos. 333-178035, 333-127393, 333-145171 and 333-203220) on Form S-8 of QIAGEN N.V. of our reports dated February 26, 2016, with respect to the consolidated balance sheet of QIAGEN N.V. as of December 31, 2015, and the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for the year then ended and the related financial statement schedule as listed in Item 18 (A), and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 20‑F of QIAGEN N.V.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Düsseldorf, Germany
February 26, 2016